Exhibit 99.184

TSX: VLNS, OTCQX:VLNCF TheValensCompany.com VALENS CREATES TOP TIER LICENSED PRODUCER

AWARDED TOP EXTRACTION COMPANY DISCLAIMER 2 NOTICE TO RECIPIENT This presentation (the “Presentation”) of The Valens Company Inc.(the “Company” or “The Valens Company” or “Valens”) is an overview only and does not contain all the information that a prospective investor may require to make investment decisions. This Presentation is for information purposes only and does not constitute an offer to sell or a solicitation to buy any securities of the Company. In making an investment decision, investors must rely on their own examination of the Company, including the merits and risks involved. This presentation is confidential and contains confidential information and distribution of this presentation may also be restricted or prohibited by law. Recipients are required to inform themselves of, and comply with, all such restrictions or prohibitions. FORWARD LOOKING STATEMENTS This Presentation contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities laws. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as "expects",“ is expected", "anticipates", "plans", "budget", "scheduled", "forecasts", "estimates", "believes“ or "intends", or variations of such words and phrases (including negative and grammatical variations), or stating that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. By their nature, forward-looking statements are based on assumptions and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or developments in the Company’s industry, to be materially different from any future results, performance or achievements, or industry developments, expressed or implied by the forward-looking statements and information. These risks are described in the Company’s latest Annual Information Form for the year ended November 30, 2020 and Management’s Discussion and Analysis of the Company for the three-month period ended May 31, 2021 (the “MD&A”), each as filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com. Examples of forward-looking statements include, without limitation:(A) financial forecasts of the Company;(B) the intention to grow the business and operations of the Company;(C) anticipated timing for the availability of the Company’s products to market and expected sale prices;(D) expected growth in the number of users of medical and recreational marijuana anticipated in various regional and international markets; and (E) the expansion of the Company’s business into other revenue streams. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Presentation. Such forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to: expectations regarding the ability of the Company to raise capital and grow through acquisitions; growth strategy, joint venture and other commercial opportunities, including cannabis-related legal reform and regulatory changes with respect to the U.S. and other international markets, and the ability of the Company to capitalize on these opportunities through its stated work program; and expected sources and uses of capital. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements and information contained in this Presentation are expressly qualified in their entirety by this cautionary statement. The forward-looking statements and information included in this Presentation are made as of the date of this Presentation and the Company assumes no obligation to update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation. Historical statements contained in this Presentation regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. In this regard, certain financial information contained herein has been extracted from, or based upon, information available in the public domain and/or provided by the Company. In particular, historical results of the Company should not be taken as a representation that such trends will be replicated in the future. No statement in this document is intended to be nor may be construed as a profit forecast.

AWARDED TOP EXTRACTION COMPANY 3 CAUTIONARY NOTE REGARDING FUTURE-ORIENTED FINANCIAL INFORMATION To the extent any forward-looking statement in this Presentation constitutes “future-oriented financial information” or “financial outlooks” within the meaning of applicable Canadian securities laws, such information is being provided to demonstrate the anticipated market penetration and the reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward- looking statements generally, are, without limitation, based on the assumptions and subject to risks as set out above under the heading “Forward-Looking Statements”. The Company’s actual financial position and results of operations may differ materially from management’s current expectations and, as a result, the Company’s revenue and expenses may differ materially from the revenue and expenses profiles provided in this presentation. Such information is presented for illustrative purposes only and may not be an indication of the Company’s actual financial position or results of operations. THIRD PARTY INFORMATION This Presentation includes market and industry data which was obtained from various publicly available third-party sources. In preparing this Presentation, the Company has relied upon such data from certain of these sources and other sources believed by the Company to be true. Although the Company believes it to be reliable, the Company has not independently verified any of the data or conclusions from third-party sources referred to in this presentation or analyzed or verified the underlying reports relied upon or referred to by such sources, or ascertained the underlying assumptions relied upon by such sources. The Company does not make any representation or warranty as to the accuracy or completeness, or suitability for any given analytical purpose, of such data or conclusions and disclaims any liability to the recipient from the recipient’s use of any such report or source, or the data or conclusions therein, including those reproduced herein. USE OF NON-GAAP MEASURES Adjusted EBITDA is a non-GAAP measure used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines adjusted EBITDA as loss and comprehensive loss from operations, as reported, before interest, tax, depreciation and amortization, and adjusted for removing share-based payments, unrealized gains and losses from short term investments and other one-time and non-cash items including impairment losses. Management believes adjusted EBITDA is a useful financial metric to assess its operating performance on an adjusted basis as described above.A description of these financial measures, including a reconciliation of such measures, to the extent possible, against the most directly comparable IFRS measure, can be found starting on page 7 of the MD&A for the three-month period ended May 31, 2021 . DISCLAIMER

TSX: VLNS, OTCQX:VLNCF TheValensCompany.com ACQUISITION OF CITIZEN STASH: PREMIUM PRODUCTS AND A STRATEGICALLY POSITIONED BRAND

AWARDED TOP EXTRACTION COMPANY 5 TYLER ROBSON Chair of the Board, CEO and Co-founder The Valens Company TRANSACTION OVERVIEW AT VALENS, WE KNOW FLOWER • Over a decade of experience in the cannabis industry with notable expertise in plant genetics, cultivation, and extraction processes • Early in his career, managed several large-scale cultivation and extraction assets focused on assisting medically licensed patients across Western Canada • Formerly a key member in several commercial scale cultivation and extraction companies in the early days of recreational legalization in Colorado • Well-known in the Canadian cannabis industry with extensive experience in growing, sourcing and evaluating wholesale flower and broad relationships across both craft and large-scale cannabis markets in Canada and the U.S.

AWARDED TOP EXTRACTION COMPANY 6 • Acquisition of Citizen Stash Cannabis Corp. (“Citizen Stash”), represents a strategic expansion into flower and pre-rolls, the largest segments of the Canadian cannabis market currently accounting for over 70% of retail sales • Citizen Stash’s highly scalable ‘aggregation and distribution’ model fits well into Valens’ platform and represents an important piece of the puzzle in Valens’ long-term strategy to service consumers with a portfolio of leading brands and a full suite of best-in-class products • Purchase price of approximately $54.3MM is accretive to 2021 and 2022 before synergies and represents ~4.3x H1 annualized net revenue(1) Strategic benefits of the transaction include: ✓ Strategic expansion into premium flower-based categories paired with Valens’ leading cannabis 2.0 product manufacturing ✓ Asset-light approach leveraging a robust network of craft contract growing partners supplied with proprietary genetics ✓ Opportunity for meaningful revenue synergies through expansion of the Citizen Stash brand into new product categories ✓ Significant cost synergies identified with Valens’ position as the largest bulk purchaser of cannabis biomass in the Canadian market ✓ Expands customer offerings to include a premium genetics portfolio paired with Valens’ existing best-in-class, low-cost manufacturing ✓ Proven leadership team with a strong history of credibility and a track record of developing a leading premium flower brand ✓ Brand and expertise to leverage in entrance into the US THC market upon federal legalization (1) Citizen Stash had $6.2MM in net revenue during the first 6 months of fiscal 2021 TRANSACTION OVERVIEW MODEL FITS DIRECTLY INTO VALENS STRATEGY

AWARDED TOP EXTRACTION COMPANY TRANSACTION OVERVIEW TERMS OF THE ACQUISITION 7 Proposed Transaction Transaction Size Consideration Exchange Ratio Lock-Ups Key Approvals • • Closing

AWARDED TOP EXTRACTION COMPANY 8 (1) Hifyre retail sales data for Ontario, Alberta, and British Columbia up to May 2021 (2) Based on Hifyre data for Q2 2021 (March, April and May 2021) in Ontario, Alberta and British Columbia for all product categories • Since the widespread launch of 2.0 products in January 2020, the split of sales between flower-based products and extract-based products has stabilized at ~ 70% / 30% • Flower-based products are exhibiting more resilience in the current market environment, however continued innovation in edibles, concentrates and topicals is expected to lead to an increase in extract-based sales Flower vs. Extracts Sales(1) MARKET OVERVIEW NOTABLE STRENGTH IN FLOWER BASED PRODUCTS 83.0% 74.4% 72.7% 72.1% 72.4% 70.6% 70.0% 69.2% 70.7% 17.0% 25.6% 27.3% 27.9% 27.6% 29.4% 30.0% 30.8% 29.3% Jan-20 Apr-20 Jul-20 Oct-20 Jan-21 Apr-21 Flower-Based Extract-Based Share by Category(2) Flower, 50.6% Pre-Rolled, 19.5% Vapes, 15.9% Edibles, 4.9% Oils, 3.9% Concentrates, 3.1% Beverages, 1.6% Topicals, 0.6%

AWARDED TOP EXTRACTION COMPANY 9 JARRETT MALNARICH CEO Citizen Stash Cannabis OVERVIEW OF CITIZEN STASH MANAGEMENT OVERVIEW • Operationally focused executive with 20+ years of management experience • Extensive experience in product regulatory compliance with Health Canada for various food and beverage, natural health, pharmaceutical and agricultural companies • Spearheaded the process of application for several LPs, obtaining LP status, funding, going public, and commissioning cultivation and processing facilities • Managed cannabis projects throughout the United States including greenhouse projects in California and Washington and extraction facilities in Washington and Oregon

AWARDED TOP EXTRACTION COMPANY 10 Strategic expansion into the premium flower market with a leading brand utilizing craft grow partners (1) Based on Hifyre data for March, April and May 2021 in Ontario, Alberta and British Columbia for all product categories. • Citizen Stash currently holds 1.2% market share in the flower category and 1.7% market share of the pre-roll category(1), with 42 listings sold into seven provinces • Product portfolio is situated in the premium segment with an average price of $13.24 / gram in the flower category, making it the #1 brand above $13.00/g(1) • Existing partner of Valens, partnering earlier this year to provide end-to-end pre- roll manufacturing and product distribution services as well as gummies OVERVIEW OF CITIZEN STASH BUSINESS OVERVIEW

AWARDED TOP EXTRACTION COMPANY 11 Location: Mission, BC Facility: ~14,000 sq. ft. indoor facility • 7,000 sq. ft. genetics and clone development • 4,000 sq. ft. packaging space • 3,000 sq. ft. grow, capable of 1,000kg/year • Fully licensed including provincial sales Products: Premium flower and pre-rolls Value-Add Processing: Packaging hub for craft partners Provincial Distribution: BC, AB, ON, MB, SK, YK & NT OVERVIEW OF CITIZEN STASH CITIZEN STASH FACILITY

AWARDED TOP EXTRACTION COMPANY 12 • Citizen Stash operates an asset-light model by leveraging a network of contracted craft growers • Best-in-class genetics created at their Mission, BC facility, clones provided to their contract growers • Flower is purchased at a fixed price from their craft growers, provided it meets strict quality standards • Cost efficient with near unlimited scale • Large facility capex, depreciation, and expensive maintenance not required • Strict quality specifications allow for stringent guidelines of which flower to keep or turn away • Strategic access to premium flower genetics, enhancing its B2B offerings and extraction capabilities for its clients • Strain specific offering • Rare Cannabinoids • Greater integration with LP partners through contract grow OVERVIEW OF CITIZEN STASH BUSINESS MODEL Citizen Stash provides craft growers with in demand genetics and clones Craft growers produce high quality, premium flower Only top quality flower is accepted into Citizen Stash facility for packaging Products are distributed nationally to provincial boards Citizen Stash utilizes Valens for pre roll production & distribution

AWARDED TOP EXTRACTION COMPANY 13 OVERVIEW OF CITIZEN STASH ✓ Premium products drive premium prices and margins ✓ Products available nationally across 7 provinces ✓ #1 brand in the flower category with an average selling price above $13.00/g(1) ✓ Top 5 premium pre-roll supplier in Ontario(1), the largest market in Canada and one of the largest market segments ✓ Pipeline of products ready to be launched including flower utilizing rare genetics as well as premium concentrates MARKET PERFORMANCE (1) Based on Hifyre data for March, April and May 2021 in Ontario, Alberta and British Columbia for all product categories Source: Budtenders Association

AWARDED TOP EXTRACTION COMPANY OVERVIEW OF CITIZEN STASH LANDSCAPE REVIEWED, CITIZEN STASH STANDS OUT 14 Company Primary Product Categories Provincial Distribution Retail Price/Gram of Flower Products(1) Market Share of Flower(1) Market Share of Pre-Rolls(1) Number of Flower-Based SKUs(1) Valuation(2) (C$MM) Citizen Stash Corp. Flower, Pre- Rolls ON, AB, BC, SK, MB, YK, NT $13.24 1.2% 1.7% 20 $54.3 Decibel Cannabis Flower, Pre- Rolls ON, AB, BC, SK, MB, NS, NB, PE, NT $14.76 1.2% 2.2% 57 $141.5 Rubicon Organics Flower, Pre- Rolls ON, QC, AB, BC, SK, MB, NS, NB, PE, NT $13.44 0.8% 2.9% 16 $146.4 Flowr Corp. Flower, Pre- Rolls ON, QC, AB, BC, SK, MB, NS, NB, NL, PE, NT $12.36 1.0% 0.4% 14 $106.0 Avant Brands Flower, Pre- Rolls ON, BC, SK, MB, NS, NB, PE, YK, NT $12.71 0.6% 0.9% 8 $106.7 Canopy Growth Flower, Pre- Rolls ON, QC, AB, BC, SK, MB, NS, NB, NL, PE, NT $10.80 0.7% 1.1% 19 N/A Tilray Flower, Pre- Rolls ON, QC, AB, BC, SK, MB, NS, NB, NL, PE, YK, NT $11.68 1.6% 1.2% 28 $230.0 (1) Based on Hifyre data for March, April and May 2021 in Ontario, Alberta and British Columbia (2) Public company valuations from S&P Capital IQ. Broken Coast Cannabis Inc. was acquired by Aphria Inc. (now Tilray, Inc.) in 2018 for approximately $230 million

AWARDED TOP EXTRACTION COMPANY Average Price/g Brand Q2/21 Q2/20 Q2/21 Q2/20 Q2/21 Q2/20 Y/Y % Brand 1 1 2 13.6% 8.0% $5.35 $6.13 -13% Brand 2 2 26 7.7% 1.0% $4.79 $7.70 -38% Brand 3 3 6 6.5% 4.4% $5.34 $7.95 -33% Brand 4 4 3 4.7% 7.2% $7.61 $8.87 -14% Brand 5 5 1 4.1% 11.6% $5.06 $5.71 -11% Brand 6 6 23 3.0% 1.3% $4.87 $5.47 -11% Brand 7 7 n/a 3.0% n/a $4.15 n/a n/a Brand 8 8 30 2.8% 0.7% $7.96 $9.16 -13% Brand 9 9 10 2.6% 3.2% $8.33 $11.65 -29% Brand 10 10 5 2.3% 4.7% $8.93 $10.20 -13% Brand 11 11 15 2.2% 2.4% $7.12 $8.90 -20% Brand 12 12 28 1.9% 0.8% $9.89 $10.37 -5% Brand 13 13 89 1.9% n/a $7.91 $7.24 9% Brand 14 14 55 1.6% 0.2% $8.35 $11.13 -25% Brand 15 15 9 1.6% 3.4% $11.68 $13.52 -14% Brand 16 16 34 1.4% 0.6% $4.27 $7.31 -42% Brand 17 17 8 1.3% 4.0% $8.27 $9.47 -13% Brand 18 18 n/a 1.3% n/a $4.03 n/a n/a Brand 19 19 14 1.3% 2.4% $7.56 $8.97 -16% Citizen Stash 20 27 1.2% 1.0% $13.24 $13.69 -3% Brand 21 21 n/a 1.1% n/a $4.49 n/a n/a Brand 22 22 13 1.1% 2.7% $8.44 $10.29 -18% Brand 23 23 n/a 1.1% n/a $9.89 n/a n/a Brand 24 24 n/a 1.0% n/a $12.32 n/a n/a Brand 25 25 22 1.0% 1.4% $12.36 $13.20 -6% Rank Market Share OVERVIEW OF CITIZEN STASH A UNIQUE, PROVEN BRAND OPPORTUNITY 15 • Citizen Stash is one of the top performing premium brands in the flower and pre-roll categories • It is the only brand in the top 20 by market share with an average selling price above $13.00/g • The brand has demonstrated notable strength without having to materially cut selling prices like many others – a testament to the product quality and consumer loyalty borne out of Citizen Stash’s industry leading genetics Top 25 Flower Brands(1) (1) Based on Hifyre data for March, April and May 2021 in Ontario, Alberta and British Columbia for the flower category, “n/a” denotes brand not available in the market during the period

AWARDED TOP EXTRACTION COMPANY DEAL VALUE SYNERGIES 16 PHASE 1 Q4 2021 PHASE 2 2022 PHASE 3 Legalization Exploit “Low Hanging Fruit” Opportunities 1. Increase Distribution and Drive Market Share: Provide access to all Valens provincial and retail relationships, utilize in-house sales and marketing teams to drive revenue 2. Decrease Sourcing Costs: Leverage Valens’ industry relationships as the largest buyer of bulk biomass in the Canadian market to reduce cost profile 3. Expand Product Offerings: IP sharing and development of new product forms leveraging the Citizen Stash brand and cannabis genetics 4. Alleviate Capacity Constraints: Transition all pre-roll manufacturing and packaging to Valens K2 facility to reduce costs and free up space at Citizen Stash’s facility 5. Public Company Costs: Eliminate overlapping public company and other costs Backward Integration in the Value Chain 1. Optimize Logistics: Reallocate production and shipment of various products as needed 2. Ongoing New Product Development: Support development of new cannabis genetics, conduct R&D to generate IP and new product offerings 3. Best Practice Sharing: SOPs, R&D, QA, testing Expansion into US THC upon Federal Legalization 1. Product Portfolio: Introduce full product suite and core THC brands including Citizen Stash 2. Distribution: Leverage Valens and Green Roads’ network of relationships in US THC 3. M&A: Leverage Citizen Stash’s expertise to evaluate acquisition opportunities of complementary brands, technologies, and any core business lines that drive value for shareholders

AWARDED TOP EXTRACTION COMPANY DEAL VALUE SOUND CAPITAL STRUCTURE TO SUPPORT FUTURE GROWTH 17 • Acquisition of Citizen Stash will add ~17.6MM shares as part of the all share consideration • The $54.3MM acquisition price represents a takeout multiple of ~4.3x H1 fiscal 2021 annualized revenue • Citizen Stash has achieved strong revenue growth so far this year with H1 fiscal 2021 revenue of $6.2MM already exceeding the $6.1MM generated in all fiscal 2020 • Based on the estimated capitalization post-closing, the combined entity is valued at ~5.0x fiscal 2020 revenue, a ~61% discount to North American Cannabis peers at ~12.9x Estimated Pro Forma Capitalization(1)(2)(3) (1) Valens share price as of August 31st, 2021. Valens standalone shares outstanding, cash and debt balance based on financials as of May 31st, 2021 adjusted for subsequent events, presented using the Treasury Stock Method; Includes the shares issuable pursuant to the acquisition of Citizen Stash. (2) Green Roads 2020 revenue based on US$22.3M converted at a USD/CAD exchange rate of 1.26 as of August 31, 2021 (3) North American Cannabis Peer Average includes Canopy, Tilray, Cronos, Aurora, Sundial, Organigram, Village Farms and Hexo as of August 31st, 2021 per S&P Capital IQ (C$MM, unless otherwise noted) Share Price $3.02 Basic Shares O/S 203.6 Fully Diluted 219.1 Equity Value $661.8 Cash and Cash Equivalents $48.4 Proceeds from ITM Securities $33.3 Debt $8.5 Enterprise Value (EV) $588.5 2020 Revenue Valens Standalone $83.8 Green Roads $28.1 Citizen Stash $6.1 Total 2020 Revenue $118.0 2020 EV/Revenue North American Cannabis Peer Average 12.9x Valens Pro Forma 5.0x

TSX: VLNS, OTCQX:VLNCF TheValensCompany.com ACQUISITION OF VERSE CANNABIS: BOLSTERING A TARGETED BRAND PORTFOLIO

AWARDED TOP EXTRACTION COMPANY 19 • Valens acquisition of Verse Cannabis (“Verse”) represents a strategic expansion into the value segment of the recreational market with a leading cannabis brand portfolio spanning all major product categories • Verse is a known quantity – Valens has been Involved since day 1 and has intimate knowledge of the brand identity • Advanced, innovative product portfolio with 90 listings across 7 provinces and territories • The private acquisition of Verse and the recently announced agreement to acquire Citizen Stash positions Valens to close the existing valuation gap with large licensed producer peers, drive market share gains, and maximize value for our shareholders • Strategic benefits of the transaction include: ✓ Bolsters the Valens brand portfolio with a leading value brand, strategically showcasing Valens low-cost infrastructure ✓ Expected to be accretive on both 2021 and 2022 metrics before synergies, capturing 100% of the economics from provincial sales ✓ Existing Valens manufactured product portfolio with a strong, IP driven pipeline ripe for expansion ✓ Becoming an ally to customers and consumers with a hybrid branded/unbranded business model, mirroring established industries ✓ Portfolio of brands and IP to leverage in entrance into the US THC market upon federal legalization TRANSACTION OVERVIEW LEADING VALUE BRAND SHOWCASING LOW - COST INFRASTRUCTURE

AWARDED TOP EXTRACTION COMPANY 20 • Verse offers a wide selection of high-quality products at a competitive price point • Valens will leverage Verse's innovative product portfolio and value price to showcase the advantages of its low-cost, industry leading manufacturing capabilities • Robust product pipeline supports continued market penetration and growth in market share • When combined with Citizen Stash, the Valens brand portfolio sits at both ends of the pricing spectrum • Maximizes operational flexibility, balances volumes and margins, reduces market risk and minimizes conflict with partner LPs TRANSACTION OVERVIEW OVERVIEW OF VERSE Flower Pre-rolls Vapes Concentrates Edibles Beverages Drink Drops

AWARDED TOP EXTRACTION COMPANY 21 PRO FORMA VALENS STRATEGIC PORTFOLIO OF OWNED BRANDS Recreational Health & Wellness Flower Pre-rolls Vapes Concentrates Beverages Edibles Topicals & Other Oil Based PREMIUM #1 Brand above $13.00/g #3 Brand above $13.00/g Coming Soon Coming Soon MAINSTREAM VALUE #9 Brand overall

AWARDED TOP EXTRACTION COMPANY 22 QUALITY PRODUCTS FOR B2B & B2C, OFFERING CUSTOMIZED USER EXPERIENCES CULTIVATION EXTRACTION / BIOMASS SOURCING PURIFICATION FORMULATION PRODUCT MANUFACTURING BRANDED PRODUCTS SALES & DISTRIBUTION VALENS’ EXISTING OPERATIONS Largest buyer of biomass in Canada The only LP in Canada with a full suite of extraction capabilities Scale and efficiency makes Valens a low cost producer IP portfolio creates a sustainable competitive advantage Strong provincial relationships with supporting sales teams generates strong listing performance VALENS’ NEW OPERATIONS Branded products across specialized categories PRO FORMA VALENS

AWARDED TOP EXTRACTION COMPANY 23 Sources: S&P Capital IQ, company annual reports, and other public reports FOLLOWING IN THE STEPS OF THE GIANTS • Branded products combined with white label product manufacturing is a well-trodden path • Valens continued focus will be on B2B with a fewer, bigger, better strategy that is already gaining traction in the market • Targeted brand entry designed to showcase Valens innovation and leverage our low-cost infrastructure • Fortune 500 companies follow similar strategies across a number of mature industries Industry Division Alcohol Wine Pharmaceuticals CentreOne Nutraceuticals Strategic Partners Packaged Foods Co-Packing Ingredients Flavor Solutions PRO FORMA VALENS

PRO FORMA VALENS

ALLY TO OUR CUSTOMERS AND OUR CONSUMERS

THE VALENS COMPANY

Bringing the benefits of cannabis to the world

B2B - Third Party Manufacturing
Fewer, Bigger, Better

LPs
- Supporting Valens long term industry peers and partners
- Provide full suite of services from extraction to sales and distribution
- Growing offerings, securing broader relationships

CPGs
- Launchpad for branding, marketing, and distribution powerhouses
- Provide a licensed entryway for top tier consumer brands

B2C - Branded Sales
Valens Owned Brands

1.0
- Premium branded products for the largest market segment
- Provide Valens consumers with best-in-class flower-based products

2.0
- Creating unique, everyday use products while driving product innovation
- Provide Valens consumers with customized user experiences

24

AWARDED TOP EXTRACTION COMPANY 25 CREATING A TOP TIER GLOBAL LICENSED PRODUCER • Following the acquisition of Citizen Stash and Verse, Valens will have a robust portfolio of cannabis products and brands with over 220 provincial listings and a strong development pipeline ripe for expansion • Listings would position Valens as a top 5 LP in Canada • Valens is a top tier, global, licensed producer with a portfolio of industry leading achievements ✓ Largest third-party manufacturer of vapes in Canada ✓ ~5.0% of the extract-based market in Canada(1) ✓ ~8.0% of the cannabis infused beverage market in Canada(1) ✓ #1 brand in flower with an average selling price above $13.00/g(1) ✓ Top 10 US CBD business by market share through Green Roads(2) ✓ Products available in 8 provinces, 50 states, and 11+ countries around the world - with more to come • Consumer-driven approach, focused on becoming an ally to both our customers and consumers • Valens will continue to be the partner of choice for LPs and CPG companies, maximizing its capacity utilization while launching its own innovative branded products for the benefit of all consumers • Valens maintains a strong balance sheet and a healthy capital structure to support continued growth and execution across its business lines (1) Based on Hifyre data for March, April and May 2021 in Ontario, Alberta and British Columbia for all product categories, not including B2B product manufacturing (2) Based on estimates from Brightfield for latest quarterly period (Q2 2021) SUMMARY

THANK YOU FOR YOUR ATTENTION THE END Toronto Office 1 647.956.8254 Kelowna Office 1 778.755.0052